UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the request for an Extraordinary General Meeting

—

Rio de Janeiro, May 25, 2022 - Petróleo Brasileiro S.A. - Petrobras, following up on the release disclosed on 05/23/2022, regarding the Ministry of Mines and Energy's Official Letter requesting the convening of an Extraordinary General Meeting (EGM) to promote the substitution and election of a member of the Board of Directors and the nomination of Mr. Caio Mario Paes de Andrade, to substitute Mr. José Mauro Ferreira Coelho, informs that the Board of Directors met on this date and deliberated that:

a)	the nomination of Mr. Caio Mario Paes de Andrade will be submitted to the internal governance process, observing the Policy for the Nomination of Members of Senior Management, for the analysis of legal and management and integrity requirements and subsequent manifestation of the People Committee, pursuant to article 21, §4, of Decree 8,945/2016, as amended by Decree 11,048/2022;

b)	due to the fact that Mr. José Mauro Ferreira Coelho was elected by the multiple vote system at the Annual General Meeting of April 13, 2022, and his removal from office, if approved at the EGM, would lead to the removal from office of the other members of the Board elected by the same process, the calling of the new EGM presupposes (i) the sending of the nominations of the other 7 (seven) members to the Board of Directors and, (ii) the manifestation of the Personnel Committee about the compliance of the nominees with the legal, regulatory and statutory requirements and prohibitions, pursuant to article 21, paragraph 4, of Decree 8,945/2016, as amended by Decree 11,048/2022, published on 04/19/2022, to be included in the management proposal for holding the EGM;

c)	after the mentioned steps, the Board will meet again to deliberate on the convocation of the EGM with the following matters: (i) removal of Mr. José Mauro Ferreira Coelho from the position of member of the Board of Directors of Petrobras, which, if approved, will require (ii) the election of 8 (eight) members of the Petrobras’ Board of Directors and (iii) the election of the Chairman of the Board of Directors of Petrobras.

The Company also clarifies that all its General Meetings are subject to a minimum period of 30 days between the call and the meeting, due to the fact that it is an issuer of shares that serve as backing for American Depositary Receipts (ADRs), as disclosed in item 12.2 of its Reference Form.

Facts deemed relevant will be communicated to the market in due course.

www.petrobras.com.br/ri

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not bythe Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer